

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 2, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Scott D. Guffey, Chief Financial Officer
Cubic Energy, Inc.
9870 Plano Road
Dallas, Texas 75238

> **Re:** **Cubic Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 0-9355**

Dear Mr. Guffey:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Fiscal Year Ended June 30, 2007</u>

<u>General</u>

1. Please provide us with a copy of your reserve report as of June 30, 2007 on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, follow the guidelines in Rule 12b-4 of the Exchange Act of 1934. If you wish to request confidential treatment of that information, follow the guidelines in Rule 83 of the Freedom of Information Act. Please send the report to James Murphy at mail stop 7010.

Risk Factors, page 12

We have substantial capital requirements…, page 14

2.   You indicate that the majority of your oil and gas reserves are undeveloped and that management intends to make capital expenditures of $22.5 million to further develop these reserves during 2008. Please disclose both the percentage of total reserves, and reserve volumes that are classified as undeveloped.

Oil and Gas Reserve, page F-28

3.   We note significant reserve changes due to revisions, extensions and discoveries, and purchases. Please disclose the reasons for significant reserve changes in the year to year reserve tables, as required under paragraph 11 of SFAS 69.

4.   We note that in 2007 you revised your reserves downward by approximately 42%. Please supplement the disclosure you propose in response to the preceding comment with further details about the circumstances leading to such a large revision, and which show why you believed those volumes originally met the definition of proved reserves.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page F-29

5.   Tell us the basis for your estimate of future production costs of approximately $1.30 per Mcfe, given your disclosure on page ten, indicating that your production costs in 2007 were $6.31 per Mcfe.

Also explain your rationale for the estimate of future development costs of $11.8 million, given your disclosure on page 14 stating that you intend to make capital expenditures of approximately $22.5 million in fiscal year 2008 to develop the undeveloped reserves.

We remind you that the definition of proved reserves in Rule 4-10(a) of Regulation S-X requires reserve estimates to be prepared under existing economic and operating conditions; while the guidance in paragraph 30(b) of SFAS 69 requires future production and development costs utilized in the standardized measure to be based on year-end costs, assuming continuation of existing economic conditions.

Please advise us of any revisions necessary to comply with this guidance.

Scott D. Guffey
Cubic Energy, Inc.
June 2, 2008
Page 3

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact James Murphy, Petroleum Engineer at (202) 551-3707 or, in his absence, the undersigned at (202) 551-3686 with any questions.

Sincerely,

Karl Hiller
Branch Chief